Filed pursuant to 424(b)(3)
                                              File No. 333-99677


        This Sticker Supplement is dated November 4, 2004 and updates information about purchased properties that is contained in the Prospectus dated May 14, 2003 of AEI Income & Growth Fund 25, as supplemented by Supplement No. 4 dated September 17, 2004. Since September 17, 2004, we have purchased the following property:

        Johnny Carino's - Pueblo, Colorado. On November 2, 2004, we purchased a parcel of land in Pueblo, Colorado for $622,500 from an unrelated third party. We obtained title to the land in the form of an undivided fee simple interest. The land is leased to Kona Restaurant Group, Inc. (KRG) under a lease agreement with a primary term of seventeen years, which may be renewed for up to three consecutive terms of five years each. The lease requires annual base rent of $35,794, which will increase annually by one percent. Simultaneously with the purchase of land, we entered into a Development Financing Agreement under which we will advance funds to KRG for the construction of a Johnny Carino's restaurant on the site. Pursuant to the lease, any improvements to the land during the term of the lease become the property of the lessor. We will charge interest on the advances at a rate of 5.75%. The total purchase price, including the cost of the land, will be approximately $2,425,000. After the construction is complete, the lease agreement will be amended to require annual base rent of approximately $196,000.

        The restaurant will be approximately 6,700 square feet on approximately 2.1 acres. The site is located at 5700 Elizabeth Street in Pueblo, which is approximately 40 miles south of Colorado Springs. The property is a pad site located within a newly constructed retail development known as Pueblo Crossing. The development is anchored by Kohl's. The site has good visibility from Interstate 25. The population within a five-mile radius is approximately 62,000, with an average household income of over $38,000.

        KRG  is  a  subsidiary  of  Fired  Up,  Inc.,  which  has
guaranteed the lease. KRG is the same tenant that leases our Johnny Carino's restaurant in Lake Charles, Louisiana, which is described in Supplement No. 4. As of October 2004, Fired Up operated 60 Johnny Carino's Country Italian restaurants in five states. For the fiscal year ended June 30, 2004, Fired Up reported a net worth of approximately $15.3 million, earnings before interest, taxes, depreciation and amortization of approximately $8.7 million and a net loss from continuing operations of approximately $1.0 million. Fired Up is a privately held company.